SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Preliminary Outlook and Investor Guidance for 2009

São Paulo, November 11, 2008 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), Brazil’s low-cost airline, today provides a preliminary outlook and general guidance for the full years 2008 and 2009.

The Company’s guidance highlights key metrics which impact financial results and drive long-term shareholder value. GOL provides forward-looking information that is focused on the main metrics the Company uses to measure business performance.

For the full year 2008, we have adjusted our fuel and currency assumptions. The Company’s full-year 2008 and 2009 general guidance is presented below. These indicators are useful for analysts and investors who project GOL’s results.

General Guidance (Consolidated, USGAAP)	2008E (+/-) Previous	2008E (+/-) Revised	Variation %	2009E (+/-) Revised

Domestic Market Growth (% RPKs)	na	8.5	-	6.0
Pax Transported (mm)	26	26	-	29
ASKs, System (billion)	41.3	41.3	-	40.5
Domestic	32.5	32.5	-	34.0
International	8.8	8.8	-	6.5
Fleet (end of period)	104	104	-	108
RPKs, System (billion)	25.8	25.8	-	25.8
Cargo and Other Revenues (R$ million)	500	550	+10	650
Departures (000)	275	275	-	290
CASK ex-fuel (R$ cents)	9.4	9.4	-	8.9
Fuel liters consumed (mm)	1,350	1,370	+1	1,250
Fuel Price (R$ / liter)	2.30	2.05	-11	1.90
Average WTI (US$ / barrel)	na	105	-	85
Average Exchange Rate (R$ / US$)	1.67	1.77	+6	1.95
Estimated Tax Rate (%)	25	25	-	23 - 25
Capital Expenditures (R$ mm)	950	950	-	1,150
Total Adjusted Net Debt (1) / Total Cap. (%)	60	66	+6 pp	60
Average Shares Outstanding (mm) (2)	200.2	200.2	-	200.0

(1)	Balance sheet debt and capital leases plus 7x annual rent, less cash.
(2)	Total shares outstanding are based on general estimates and assumptions. The number of shares in the actual calculation of EPS will likely be different from those set forth above.

In 4Q08, the Company expects an available seat capacity sequential decrease of approximately 2% from 3Q08 (+1% in the domestic market and -16% the international market). For the fourth quarter of 2008, reflecting the recent network integration, GOL expects consolidated load factors in the range of 63% with consolidated passenger yields in the range of R$27 cents. For the fourth quarter, GOL expects consolidated non-fuel CASK to be in the range of R$9.7 cents (flat versus 3Q08) as the Company expects it will continue to incur costs related to aircraft returns. It’s expected that the incorporation of larger, more fuel-efficient aircraft and GOL’s hedging program will partially offset eventual increases in fuel prices.

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The Company is in the final phase of its plan to replace its 737-300 and 767-300 aircraft with 737-700s and 737-800s for operations on short- and medium-haul routes. These aircraft have lower operating costs, are more fuel efficient, and will reduce the fleet’s average age. The 737-700 NG aircraft provide GOL with more flexibility to operate in airports with operating restrictions and to offer more direct flights to medium-sized cities with lower traffic volumes. The 737 NGs are also equipped with winglets, a technology that improves aircraft performance during takeoff, allows longer non-stop flights and reduces fuel costs by more than three percent per year. All Boeing 737 model aircraft adhere to international safety rules and are certified by U.S. and Brazilian authorities for takeoffs and landings on short runways.

The fleet modernization plan guarantees that GOL’s fleet will maintain its status as one of the youngest and most modern in the world. By the end of 2008, it is expected that the fleet will be mostly comprised of Boeing 737 NGs, reducing the average age of the fleet to 6.8 years. By the end of 2009, the fleet will be entirely comprised of Boeing 737 NGs, reducing average fleet age to 5.5 years. At the end of 2012, 65% of the fleet will be comprised of 737-800 SFP aircraft, maintaining the average age at 5.5 years. The table below details the revised fleet plan through 2012:

Total Fleet Plan (EoP)	2007	2008	2009	2010	2011	2012
B737-300	28	11	-	-	-	-
B737-700 NG	31	38	40	40	40	40
B737-800 NG	18	20	16	11	7	2
B737-800 NG SFP	25	35	52	64	74	85
B767-300 ER	9	-	-	-	-	-

Total	111	104	108	115	121	127

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A

IR
Ph.: 55 (11) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Corporate Communication
Ph.: 55 (11) 2128-4413
comcorp@golnaweb.com.br

Media Contacts
FSB Comunicações (Brazil):
Rubiana Peixoto
Ph.: 55 (11) 3061-9596
rubiana.peixoto@fsb.com.br
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost airline, offers nearly 800 daily flights to 49 destinations connecting the most important cities in Brazil and ten major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation, the safest and most comfortable aircraft of its class that provides low maintenance, fuel and training costs, as well as high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Edelman (USA): M. Smith and N. Dean Ph.: 1 (212) 704-8196 / 704-4484 meaghan.smith@edelman.com noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.